Exhibit (a)(41)

         To the Shareholders of HEI, Inc.:

        HEI's directors are showing you pages and pages of statistics to convince you that they are doing a great job, that they are optimistic about
       HEI's future under their leadership and that they deserve the stock compensation they've been taking.
          As you know, we have a different view. But you don't have to take our word for it.

                                 Ask yourself...

           If the directors are doing so well, then why is HEI's stock performing so poorly, even when the stock market, and
          especially technology stocks, have soared over recent years?

                                 Ask yourself...

     If the directors really think that HEI has a bright future under their leadership, then why do they hold so little stock themselves and why do they consistently sell their stock within days of exercising their options?

                                 Ask yourself...

       Do you think that top management deserved the 250,000 stock options
  - more than 6% of the Company's shares - given to them from December 1997 to March 1998, after your HEI shares lost more than 50% of their value?

                                 Ask yourself...

             Do you want your investment sitting with directors who
             have failed to find ways for HEI to participate in the
            industry's growth and who appear to be fearful of change
                                      or...
               Do you want to participate in revitalizing HEI with
                Anthony Fant, who has an unquestionable record of
         success in identifying growth opportunities and creating value.


     [Bar graph with the following heading: Ask Yourself... Which Track Record Merits Your Support?

     Data for graph:

                                                           Fant        HEI, Inc.

         $10,000 invested in June 1993                  $10,000          $10,000
         Value of that $10,000 as of June 1998          $109,900         $7,030
                                                        +999%            -30%

     Footnote to June 1998 Fant value: Represents the net proceeds upon disposition of, less the equity investment in, Fant's businesses. Fant's businesses are privately held, and the figure shown is based on asset values derived from selling the businesses. Accordingly, the Fant value may reflect significant control premiums that are not necessarily reflected in the stock market value of a public company. Past performance is not necessarily indicative of future results.

     Footnote to June 1998 HEI, Inc. value: Represents the difference between HEI's stock price of $9.25 on June 30, 1993 and $6.50 on June 30, 1998. No dividends were paid during this period.]

FANT INDUSTRIES INC.